SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐        No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Third Quarter 2018 Results

Monterrey, Mexico, October 26, 2018 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the third quarter of 2018.

As of the third quarter of 2018, we have made a change to the disclosure related to our businesses formerly named as FEMSA Comercio’s “Retail Division”: We have removed those operations that are not directly related to our proximity store business, namely our restaurant and discount retail units, from this segment. The segment is now named the “Proximity Division”, and will only include proximity and proximity-related operations, most of which operate today under the OXXO brand across markets. This change will provide a more accurate picture of the performance of this key, high-growth business.

FINANCIAL HIGHLIGHTS:

•	7.9% revenue growth (8.9% on an organic[1] basis) at FEMSA Consolidated
•	12.1% revenue growth (11.7% on an organic[1] basis) at FEMSA Comercio’s Proximity Division
•	29.5% income from operations growth at FEMSA Comercio’s Health Division
•	41.5% income from operations growth at FEMSA Comercio’s Fuel Division
•	8.2% income from operations growth (-6.9% on an organic[1] basis) at Coca-Cola FEMSA

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2018

Change vs. same period of last year

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q18	YTD18	3Q18	YTD18	3Q18	YTD18	3Q18	YTD18
FEMSA CONSOLIDATED	7.9%	5.1%	9.3%	6.9%	8.1%	6.1%
FEMSA COMERCIO
Proximity Division	12.1%	12.0%	17.2%	15.7%	8.7%	11.6%	6.2%	5.5%
Health Division	10.2%	10.2%	11.8%	14.1%	29.5%	46.0%	6.3%	6.2%
Fuel Division	26.7%	21.6%	47.4%	47.0%	41.5%	122.8%	7.1%	5.3%
COCA-COLA FEMSA	(0.7)%	(4.7)%	0.6%	(2.1)%	8.2%	1.6%

Eduardo Padilla, FEMSA’s CEO, commented:

“During the third quarter, we continued to see our business units making steady progress. Store counts, comparable sales and gross margins once again grew across retail formats and markets. However, operating margins were under moderate pressure particularly in Mexico, reflecting tight labor conditions and higher operational costs, as well as OXXO’s increased international organic expansion efforts. At Coca-Cola FEMSA, we saw positive top-line performance in several of our markets, particularly Mexico, as well as encouraging signs of progress in other regions, including the recently acquired operations in Guatemala and Uruguay.

On the strategic front, there are interesting news as well. We recently announced our entry into Ecuador through our Health Division, with a transaction that is still subject to regulatory approval, and today we are announcing our entry into Peru through the opening of our first OXXO store in the city of Lima. These two announcements reflect our commitment to continue expanding our small-box platform across Latin America.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months and the results of Coca-Cola FEMSA Venezuela in 2017. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

1

As we look toward the end of 2018 and into next year, we continue to see some macroeconomic uncertainty in many of our markets, including Mexico and Brazil. However, uncertainty can often bring opportunity, and with that view we are optimistic about our possibilities to create value as we chart our strategic path for 2019 and beyond.”

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

3Q18 Financial Summary

(Millions of Ps.)

	3Q18	3Q17	Var.	Org.
Revenues	118,371	109,749	7.9%	8.9%
Income from Operations	9,992	9,240	8.1%	(1.2)%
Income from Operations Margin (%)	8.4	8.4	0 bps
Operative Cash Flow (EBITDA)	15,046	14,106	6.7%	2.6%
Operative Cash Flow (EBITDA) Margin (%)	12.7	12.9	-20 bps
Net Income	6,598	33,715	(80.4)%

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of September 30, 2018	Ps.	US$[2]
Cash	54,166	2,896
Short-term debt	12,349	660
Long-term debt	117,071	6,259
Net debt[3]	75,254	4,023

Total revenues increased 7.9%, reflecting growth across FEMSA Comercio’s three business units, partially offset by a slight decrease at Coca-Cola FEMSA. On an organic basis,1 total revenues grew 8.9%.

Gross profit grew 9.3%. Gross margin expanded by 50 basis points, reflecting strong margin expansion across all business units.

Income from operations increased 8.1%. On an organic basis,1 income from operations decreased 1.2%, reflecting a decline at Coca-Cola FEMSA. Consolidated operating margin remained in line at 8.4% of total revenues, mostly driven by margin expansion at Coca-Cola FEMSA reflecting a non-cash operating foreign exchange gain in Mexico, and operating expense efficiencies in South America. This expansion was offset by modest margin contraction at FEMSA Comercio’s Proximity Division, driven by higher operating expenses.

Our effective income tax rate was 36.6% in 3Q18 compared to 16.4% in 3Q17.

Net consolidated income decreased 80.4% to Ps. 6,598 million, reflecting a demanding comparison base caused by the extraordinary non-operating income generated in 3Q17 from the sale of 5.24% of the combined interest in the Heineken Group. This decrease also reflected a non-cash foreign exchange loss related to FEMSA’s U.S. dollar denominated cash position, as impacted by the appreciation of the Mexican peso and partially offset by lower interest expense.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months and the results of Coca-Cola FEMSA Venezuela in 2017. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

2 The exchange rate published by the Federal Reserve Bank of New York for September 28, 2018 was 18.7050 MXN per USD.

3 Includes the effect of derivative financial instruments on long-term debt.

October 26, 2018	2

Net majority income was Ps. 1.31 per FEMSA Unit2 and US$ 0.70 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,650 million, reflecting higher investments across all business units.

FEMSA COMERCIO – PROXIMITY Division

FEMSA COMERCIO – PROXIMITY DIVISION
3Q18 Financial Summary
(Millions of Ps. except same-stores sales)
	3Q18	3Q17	Var.	Org.
Same-store sales (thousands of Ps.)	811	763	6.2%
Revenues	43,967	39,212	12.1%	11.7%
Income from Operations	3,610	3,320	8.7%	6.3%
Income from Operations Margin (%)	8.2	8.5	-30 bps
Operative Cash Flow (EBITDA)	4,997	4,436	12.6%	9.4%
Operative Cash Flow (EBITDA) Margin (%)	11.4	11.3	10 bps

Total revenues increased 12.1% in 3Q18 compared to 3Q17. On an organic basis,1 total revenues grew 11.7%, reflecting the opening of 182 net new OXXO stores in the quarter to reach 1,430 total net new store openings for the last twelve months. As of September 30, 2018, FEMSA Comercio’s Proximity Division had a total of 17,478 OXXO stores. OXXO’s same-store sales increased an average of 6.2%, reflecting resilient consumer demand and the undemanding comparison base that was affected by the natural disasters in central and southern Mexico during September 2017. This performance was driven by 3.6% growth in average customer ticket and a robust increase of 2.5% in store traffic.

Gross profit increased 17.2%, resulting in a gross margin expansion of 170 basis points to 38.8% of total revenues. This expansion mainly reflects: i) sustained growth of the services category, including income from financial services; ii) increased and more efficient promotional programs with our key supplier partners; iii) healthy trends in our commercial income activity, and iv) the consolidation of Caffenio.

1Excludes the effects of significant mergers and acquisitions in the last twelve months. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

2FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 26, 2018	3

Income from operations increased 8.7%. On an organic basis,1 income from operations grew 6.3%. Operating expenses increased 19.7% to Ps. 13,440 million, above revenues, mainly reflecting: i) higher secure cash transportation costs driven by increased volume and higher operational costs including fuel prices; ii) our continuing and gradual shift from commission-based store teams to employee based teams; iii) an increase in electricity tariffs during the last month of the quarter, and iv) organic growth of OXXO’s international operations that achieved healthy sales levels per store, but have yet to reach sufficient scale to better absorb overhead. Operating margin contracted 30 basis points to 8.2% of total revenues.

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
3Q18 Financial Summary
(Millions of Ps. except same-stores sales)
	3Q18	3Q17	Var.
Same-store sales (thousands of Ps.)	1,532	1,442	6.3%
Revenues	12,562	11,395	10.2%
Income from Operations	540	417	29.5%
Income from Operations Margin (%)	4.3	3.7	60 bps
Operative Cash Flow (EBITDA)	789	636	24.1%
Operative Cash Flow (EBITDA) Margin (%)	6.3	5.6	70 bps

Total revenues increased 10.2% in 3Q18 compared to 3Q17, mainly driven by growth in our South American operations as well as a continuation of gradually improving trends in Mexico. As of September 30, 2018, FEMSA Comercio’s Health Division had a total of 2,303 points of sale across our territories. This figure reflects the addition of 52 net new stores, including a small acquisition in Colombia to reach 125 total net new stores for the last twelve months. Same-store sales for drugstores increased an average of 6.3%, which includes a positive currency translation effect related to the depreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

October 26, 2018	4

Gross profit increased 11.8%, resulting in a gross margin expansion of 40 basis points to 30.3% of total revenues. This increase reflects commercial activity driving positive margin mix and volume, as well as more effective execution across markets, mainly in South America.

Income from operations grew 29.5%. Operating expenses increased 9.4% to Ps. 3,272 million, below revenues. Operating margin increased 60 basis points to 4.3% of total revenues reflecting the sales growth and gross margin expansion as described above, combined with: i) the strength of the Chilean and Colombian pesos relative to the Mexican peso during the third quarter; and ii) increased operating leverage generated by cost efficiencies and tight expense control.

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
3Q18 Financial Summary
(Millions of Ps. except same-stations sales)
	3Q18	3Q17	Var.
Same-station sales (thousands of Ps.)	8,742	8,163	7.1%
Revenues	12,196	9,624	26.7%
Income from Operations	133	94	41.5%
Income from Operations Margin (%)	1.1	1.0	10 bps
Operative Cash Flow (EBITDA)	175	130	34.6%
Operative Cash Flow (EBITDA) Margin (%)	1.4	1.4	0 bps

Total revenues increased 26.7% in 3Q18 compared to 3Q17, reflecting the addition of 20 net new OXXO GAS stations in the quarter to reach 122 total net new stations in the last twelve months. As of September 30, 2018, FEMSA Comercio’s Fuel Division had a total of 519 OXXO GAS service stations. Same-station sales increased an average of 7.1%, as average price per liter increased by 19.5%, while average volume decreased 10.4% reflecting consumer reaction to the higher prices and, to a lesser degree, increased competition.

Gross profit increased 47.4%, above revenues, resulting in a gross margin expansion of 120 basis points to 8.7% of total revenues, reflecting improved supply terms and a recovery from a low comparable base as gross profit per liter was held flat in 3Q17 in peso terms in some of our territories.

Income from operations increased 41.5%. Operating expenses increased 48.3% to Ps. 927 million, above revenues, reflecting higher labor costs implemented to reduce turnover and a one-off provision related to institutional customers. In spite of this, operating margin recovered 10 basis points to 1.1% of total revenues.

October 26, 2018	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Nine Months
(Millions of Ps.)
	2018	2017	Var.	Org.
Revenues	343,038	326,533	5.1%	7.1%
Income from Operations	28,306	26,668	6.1%	(1.0)%
Income from Operations Margin (%)	8.3	8.2	10 bps
Operative Cash Flow (EBITDA)	42,001	41,130	2.1%	0.1%
Operative Cash Flow (EBITDA) Margin (%)	12.2	12.6	-40 bps
Net Income	18,593	45,693	(59.3)%

Total revenues increased 5.1%, mainly reflecting solid growth at FEMSA Comercio’s three divisions. On an organic basis,1 total revenues increased 7.1%.

Gross profit increased 6.9%. Gross margin increased 60 basis points to 36.6% of total revenues, reflecting gross margin expansion across all business units.

Income from operations increased 6.1%. On an organic basis,1 income from operations decreased 1.0%. Our consolidated operating margin increased 10 basis points to 8.3% of total revenues, reflecting an increase at Coca-Cola FEMSA coupled with margin expansion at FEMSA Comercio´s Health and Fuel Divisions.

Net consolidated income decreased 59.3% to Ps. 18,593 million, reflecting a demanding comparison base caused by the extraordinary non-operating income resulting from the sale of 5.24% of the combined interest in the Heineken Group during 3Q17, offset by growth in our income from operations and lower financing expenses.

Net majority income per FEMSA Unit2 was Ps. 3.70 (US$ 1.98 per ADS).

Capital expenditures amounted to Ps. 16,533 million, reflecting higher investments at FEMSA Comercio’s three divisions.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months and the results of Coca-Cola FEMSA Venezuela in 2017. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 26, 2018	6

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stores sales)
	2018	2017	Var.	Org.
Same-store sales (thousands of Ps.)	781	740	5.5%
Revenues	124,101	110,790	12.0%	11.8%
Income from Operations	9,169	8,219	11.6%	10.3%
Income from Operations Margin (%)	7.4	7.4	0 bps
Operative Cash Flow (EBITDA)	13,055	11,492	13.6%	12.2%
Operative Cash Flow (EBITDA) Margin (%)	10.5	10.4	10 bps

Total revenues increased 12.0%. OXXO’s same-store sales increased an average of 5.5%, driven by a 3.5% increase in average customer ticket and a 1.9% increase in store traffic. On an organic basis,1 total revenues increased 11.8%.

Gross profit increased 15.7%. Gross margin expanded by 120 basis points to 37.6% of total revenues.

Income from operations increased 11.6% resulting in an operating margin of 7.4%, in line with 2017. On an organic basis,1 income from operations increased 10.3%.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stores sales)
	2018	2017	Var.
Same-store sales (thousands of Ps.)	1,571	1,479	6.2%
Revenues	38,396	34,850	10.2%
Income from Operations	1,454	996	46.0%
Income from Operations Margin (%)	3.8	2.9	90 bps
Operative Cash Flow (EBITDA)	2,206	1,694	30.2%
Operative Cash Flow (EBITDA) Margin (%)	5.7	4.9	80 bps

Total revenues increased 10.2%. Same-store sales for drugstores increased by an average of 6.2%.

Gross profit increased 14.1%. Gross margin expanded by 100 basis points to 30.2% of total revenues, driven by more efficient and effective commercial activity, particularly in South America, and to benefits that are gradually beginning to materialize in Mexico from our integration into a single operating platform.

Income from operations increased 46.0% resulting in an operating margin of 3.8%, which represents an expansion of 90 basis points, due to increased operating leverage.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

October 26, 2018	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stations sales)
	2018	2017	Var.
Same-station sales (thousands of Ps.)	8,475	8,051	5.3%
Revenues	34,300	28,211	21.6%
Income from Operations	352	158	122.8%
Income from Operations Margin (%)	1.0	0.6	40 bps
Operative Cash Flow (EBITDA)	470	259	81.5%
Operative Cash Flow (EBITDA) Margin (%)	1.4	0.9	50 bps

Total revenues increased 21.6%. Same-station sales increased an average of 5.3%, driven by a 14.0% increase in the average price per liter and a decrease of 7.7% in the average volume.

Gross profit increased 47.0%. Gross margin expanded by 140 basis points to 8.3% of total revenues, reflecting a recovery from a low comparable base as gross profit per liter was held flat in peso terms for most of the comparable period in 2017 in some of our territories.

Income from operations increased 122.8%, resulting in an operating margin of 1.0%, which represents a recovery of 40 basis points. This increase reflects better operating leverage that more than offset higher regulatory and expansion-related expenses.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

•	On September 24, FEMSA Comercio announced that that through its majority-owned subsidiary Socofar, it had reached an agreement to acquire Corporación GPF; a leading drugstore operator based in Quito, Ecuador, with almost 90 years of solid trajectory, operating more than 620 points of sale nationwide mainly under the Fybeca and SanaSana banners. This transaction represents a new building block of FEMSA Comercio’s drugstore strategy in South America, following its successful acquisition of a controlling stake in the drugstore and distribution platform of Chile-based Socofar in 2015. The announcement marked another important step for FEMSA Comercio as it brings its considerable retail expertise and Socofar’s deep industry knowledge to the Ecuadorian market and its more than 16 million consumers. GPF is a strong local operator with attractive growth prospects, and it will help Socofar as it continues to build a robust base from which to expand further in the region. The transaction is subject to customary regulatory approvals and is expected to close during the first quarter of 2019.

•	On October 26, FEMSA Comercio announces that it is opening its first OXXO store in Lima, Peru. OXXO’s entry into Peru marks the beginning of a new stage in the format’s international growth strategy. Since 2009, when OXXO opened its first five stores in Colombia, OXXO has gradually and consistently improved its capabilities to adjust the value proposition of its stores to better satisfy the needs of different consumers, across different markets. These improved capabilities are already being put to work in Colombia and Chile, and now they will also enable growth at OXXO Peru. This announcement marks another important step for FEMSA Comercio as it brings its considerable expertise in small-box retail to the attractive Peruvian market and its more than 32 million consumers.

October 26, 2018	8

CONFERENCE CALL INFORMATION:

Our Third Quarter 2018 Conference Call will be held on: Friday, October 26, 2018, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (866) 575 6539; International: +1 (323) 994 2082; Conference Id: 6746007. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 28, 2018, which was 18.7050 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

October 26, 2018	9

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Total revenues	118,371	100.0	109,749	100.0	7.9	8.9	343,038	100.0	326,533	100.0	5.1	7.1
Cost of sales	75,066	63.4	70,141	63.9	7.0		217,603	63.4	209,144	64.0	4.0
Gross profit	43,305	36.6	39,608	36.1	9.3		125,435	36.6	117,389	36.0	6.9
Administrative expenses	4,458	3.8	3,570	3.3	24.9		12,892	3.8	11,307	3.5	14.0
Selling expenses	28,563	24.2	26,516	24.1	7.7		83,168	24.2	79,313	24.3	4.9
Other operating expenses (income), net (1)	292	0.2	282	0.3	3.5		1,069	0.3	101	-	N.S.
Income from operations(2)	9,992	8.4	9,240	8.4	8.1	(1.2)	28,306	8.3	26,668	8.2	6.1	(1.0)
Other non-operating expenses (income)	391		(28,161)		(101.4)		995		(27,793)		(103.6)
Interest expense	2,334		2,746		(15.0)		7,152		8,556		(16.4)
Interest income	748		422		77.2		2,002		1,025		95.4
Interest expense, net	1,586		2,324		(31.8)		5,150		7,531		(31.6)
Foreign exchange loss (gain)	3,310		(758)		N.S.		2,649		1,420		86.6
Other financial expenses (income), net.	(166)		(1,535)		(89.2)		160		(2,819)		(105.7)
Financing expenses, net	4,730		31		N.S.		7,959		6,132		29.8
Income before income tax and participation in associates results	4,871		37,370		(87.0)		19,352		48,329		(60.0)
Income tax	1,784		6,125		(70.9)		6,498		8,904		(27.0)
Participation in associates results(3)	3,101		2,456		26.3		5,163		5,568		(7.3)
Net income from continuing operations	6,188		33,700		(81.6)		18,017		44,993		(60.0)
Net income from discontinued operations	410		15		(98.8)		576		700		(17.7)
Net consolidated income	6,598		33,715		(80.4)		18,593		45,693		(59.3)
Net majority income	4,693		32,449		(85.5)		13,230		39,368		(66.4)
Net minority income	1,906		1,266		50.6		5,363		6,325		(15.2)

Operative Cash Flow & CAPEX	2018(A)	% of rev.	2017(A)	% of rev.	% Var.	% Org (B)	2018(A)	% of rev.	2017(A)	% of rev.	% Var.	% Org (B)
Income from operations	9,992	8.4	9,240	8.4	8.1	(1.2)	28,306	8.3	26,668	8.2	6.1	(1.0)
Depreciation	3,803	3.2	3,682	3.4	3.3		10,738	3.1	11,045	3.4	-2.8
Amortization & other non-cash charges	1,251	1.1	1,185	1.1	5.6		2,957	0.8	3,417	1.0	(13.5)
Operative Cash Flow (EBITDA)	15,046	12.7	14,106	12.9	6.7	2.6	42,001	12.2	41,130	12.6	2.1	0.1
CAPEX	6,650		6,139		8.3		16,533		15,667		5.5

Financial Ratios	2018		2017		Var. p.p.
Liquidity(4)	1.49		1.73		(0.23)
Interest coverage(5)	9.49		6.07		3.42
Leverage(6)	0.80		0.75		0.05
Capitalization(7)	30.24%		27.80%		2.43

(A) The Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders’ equity.

(7) Total debt / long-term debt + stockholders’ equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

October 26, 2018	10

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Sep-18 (1)	Dec-17 (1)	% Var.
Cash and cash equivalents	54,166	96,944	(44.1)
Investments	22,388	2,160	N.S.
Accounts receivable	25,491	32,316	(21.1)
Inventories	32,541	34,840	(6.6)
Other current assets	19,903	14,928	33.3
Assets held for sale	28,571	-	N.S.
Total current assets	183,060	181,188	1.0
Investments in shares	89,763	96,097	(6.6)
Property, plant and equipment, net	103,108	116,712	(11.7)
Intangible assets (2)	141,132	154,093	(8.4)
Other assets	63,729	40,451	57.5
TOTAL ASSETS	580,792	588,541	(1.3)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,499	2,830	(11.7)
Current maturities of long-term debt	9,850	10,760	(8.5)
Interest payable	1,588	976	62.7
Operating liabilities	89,654	90,456	(0.9)
Liabilities directly related to assets held for sale	8,515	-	N.S.
Total current liabilities	112,106	105,022	6.7
Long-term debt (3)	117,071	110,917	5.5
Labor liabilities	5,600	5,373	4.2
Other liabilities	23,105	30,317	(23.8)
Total liabilities	257,882	251,629	2.5
Total stockholders’ equity	322,910	336,912	(4.2)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	580,792	588,541	(1.3)

	September 30, 2018
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	50.0%	8.1%
U.S. Dollars	0.9%	3.0%
Euros	17.0%	1.8%
Colombian pesos	1.1%	5.5%
Argentine pesos	0.1%	36.8%
Brazilian reais	27.6%	6.9%
Chilean pesos	3.3%	5.5%
Total debt	100.0%	6.6%

Fixed rate(2)	86.0%
Variable rate(2)	14.0%

DEBT MATURITY PROFILE	2018	2019	2020	2021	2022	2023+
% of Total Debt	6.8%	10.5%	9.1%	9.4%	1.8%	62.4%

(1) The Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(2) Includes mainly the intangible assets generated by acquisitions.

(3) Includes the effect of derivative financial instruments on long-term debt.

October 26, 2018	11

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Total revenues	43,967	100.0	39,212	100.0	12.1	11.7	124,101	100.0	110,790	100.0	12.0	11.8
Cost of sales	26,917	61.2	24,665	62.9	9.1		77,482	62.4	70,500	63.6	9.9
Gross profit	17,050	38.8	14,547	37.1	17.2		46,619	37.6	40,290	36.4	15.7
Administrative expenses	1,046	2.4	731	1.9	43.1		2,777	2.2	2,221	2.0	25.0
Selling expenses	12,325	28.0	10,441	26.6	18.0		34,460	27.8	29,670	26.8	16.1
Other operating expenses (income), net	69	0.2	55	0.1	25.5		213	0.2	180	0.2	18.3
Income from operations	3,610	8.2	3,320	8.5	8.7	6.3	9,169	7.4	8,219	7.4	11.6	10.3
Depreciation	1,262	2.9	1,022	2.6	23.5		3,522	2.8	2,956	2.7	19.1
Amortization & other non-cash charges	125	0.3	94	0.2	33.0		364	0.3	317	0.3	14.8
Operative cash flow	4,997	11.4	4,436	11.3	12.6	9.4	13,055	10.5	11,492	10.4	13.6	12.2
CAPEX	2,654		2,198		20.7		6,525		5,757		13.3

Information of OXXO Stores
Total stores							17,478		16,048		8.9
Net new convenience stores:
vs. Last quarter	182		235		(22.6)
Year-to-date	901		774		16.4
Last-twelve-months	1,430		1,304		9.7

Same-store data: (1)
Sales (thousands of pesos)	810.9		763.3		6.2		781.0		740.3		5.5
Traffic (thousands of transactions)	23.6		23.0		2.5		23.1		22.6		1.9
Ticket (pesos)	34.3		33.1		3.6		33.9		32.7		3.5

(A) The Proximity Division includes proximity and proximity-related operations across markets.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 26, 2018	12

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	2018 (A)	2017	2017 (A)	% of rev.
Total revenues	12,562	100.0	11,395	100.0	10.2	38,396	100.0	34,850	100.0	10.2
Cost of sales	8,750	69.7	7,986	70.1	9.6	26,795	69.8	24,686	70.8	8.5
Gross profit	3,812	30.3	3,409	29.9	11.8	11,601	30.2	10,164	29.2	14.1
Administrative expenses	514	4.1	392	3.4	31.1	1,514	3.9	1,226	3.5	23.5
Selling expenses	2,732	21.7	2,560	22.4	6.7	8,564	22.3	7,878	22.6	8.7
Other operating expenses (income), net	26	0.2	40	0.4	(35.0)	69	0.2	64	0.2	7.8
Income from operations	540	4.3	417	3.7	29.5	1,454	3.8	996	2.9	46.0
Depreciation	169	1.3	158	1.4	7.0	500	1.3	470	1.3	6.4
Amortization & other non-cash charges	80	0.7	61	0.5	31.1	252	0.6	228	0.7	10.5
Operative cash flow	789	6.3	636	5.6	24.1	2,206	5.7	1,694	4.9	30.2
CAPEX	376		155		142.6	956		527		81.4

Information of Stores
Total stores						2,303		2,178		5.7
Net new stores (1):
vs. Last quarter	52		24		116.7
Year-to-date	78		58		34.5
Last-twelve-months	125		77		62.3

Same-store data: (2)
Sales (thousands of pesos)	1,532.2		1,441.6		6.3	1,570.8		1,478.9		6.2

(1)	Aquisitions are included.
(2)	Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

October 26, 2018	13

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	12,196	100.0	9,624	100.0	26.7	34,300	100.0	28,211	100.0	21.6
Cost of sales	11,136	91.3	8,905	92.5	25.1	31,437	91.7	26,263	93.1	19.7
Gross profit	1,060	8.7	719	7.5	47.4	2,863	8.3	1,948	6.9	47.0
Administrative expenses	42	0.3	38	0.4	10.5	154	0.4	113	0.4	36.3
Selling expenses	884	7.3	582	6.0	51.9	2,354	6.9	1,666	5.9	41.3
Other operating expenses (income), net	1	-	5	0.1	(80.0)	3	-	11	-	(72.7)
Income from operations	133	1.1	94	1.0	41.5	352	1.0	158	0.6	122.8
Depreciation	36	0.3	27	0.3	33.3	99	0.3	76	0.3	30.3
Amortization & other non-cash charges	6	-	9	0.1	(33.3)	19	0.1	25	-	(24.0)
Operative cash flow	175	1.4	130	1.4	34.6	470	1.4	259	0.9	81.5
CAPEX	123		72		70.8	316		151		109.3

Information of OXXO GAS Service Stations
Total service stations						519		397		30.7
Net new service stations
vs. Last quarter	20		7		185.7
Year-to-date	67		15		N.S.
Last-twelve-months	122		49		149.0

Volume (million of liters) total stations	711		670		6.1	2,093		1,963		6.6

Same-stations data: (1)
Sales (thousands of pesos)	8,742.4		8,162.9		7.1	8,475.0		8,051.0		5.3
Volume (thousands of liters)	509.6		568.7		(10.4)	517.4		560.2		(7.7)
Average price per liter	17.2		14.4		19.5	16.4		14.4		14.0
Ticket (pesos)	-		-

(1)	Monthly average information per station, considering same stations with more than twelve months of operations.

October 26, 2018	14

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)	2018 (A)	% of rev.	2017 (A)	% of rev.	% Var.	% Org (B)
Total revenues	44,148	100.0	44,464	100.0	(0.7)	(1.2)	130,577	100.0	137,041	100.0	(4.7)	(2.4)
Cost of sales	23,911	54.2	24,358	54.8	(1.8)		70,427	53.9	75,592	55.2	(6.8)
Gross profit	20,237	45.8	20,107	45.2	0.6		60,150	46.1	61,449	44.8	(2.1)
Administrative expenses	2,061	4.7	2,087	4.7	(1.2)		5,942	4.6	6,147	4.5	(3.3)
Selling expenses	12,195	27.6	12,448	28.0	(2.0)		36,283	28.2	38,548	28.1	(5.9)
Other operating expenses (income), net	203	0.5	230	0.5	(11.8)		822	0.6	(76)	(0.1)	N.S.
Income from operations	5,777	13.1	5,341	12.0	8.2	(6.9)	17,103	13.1	16,830	12.3	1.6	(9.1)
Depreciation	2,190	5.0	2,322	5.2	(5.7)		6,178	4.7	6,647	4.9	(7.1)
Amortization & other non-cash charges	524	1.1	932	2.1	(43.8)		1,627	1.3	2,795	2.0	(41.7)
Operative cash flow	8,492	19.2	8,596	19.3	(1.1)	(1.8)	24,909	19.1	26,272	19.2	(5.2)	(3.5)
CAPEX	3,103		2,923		6.2		7,120		8,485		(16.1)

Sales volumes
(Millions of unit cases)
Mexico and Central America	534.1	63.7	506.1	63.1	5.6		2,953.8	59.4	2,789.9	58.9	5.9
South America	120.2	14.3	114.5	14.3	5.0		795.9	16.0	774.6	16.4	2.7
Brazil	184.9	22.0	181.9	22.7	1.7		1,223.4	24.6	1,172.2	24.8	4.4
Total	839.2	100.0	802.5	100.0	4.6		4,973.1	100.0	4,736.7	100.0	5.0

(A) The Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017.

October 26, 2018	15

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2018	LTM(1) Sep-18	Sep-18		Dec-17
			Per USD	Per MXN	Per USD	Per MXN
Mexico	2.27%	5.33%	18.81	1.0000	19.74	1.0000
Colombia	0.01%	3.08%	2,972.18	0.0063	2,984.00	0.0066
Venezuela	1282.35%	69893.72%	62.17	0.3026	22,793.30	0.0009
Brazil	1.01%	3.90%	4.00	4.6984	3.31	5.9660
Argentina	13.09%	37.63%	41.25	0.4560	18.65	1.0583
Chile	0.52%	2.60%	661.50	0.0284	615.22	0.0321
Philippines	2.85%	6.85%	54.25	0.3468	49.92	0.3953
Euro Zone	-0.38%	1.93%	0.87	21.6842	0.84	23.5729

(1)	LTM = Last twelve months.

October 26, 2018	16

2018 THIRD QUARTER AND FIRST NINE MONTHS RESULTS

Mexico City, October 25, 2018, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2018.

Relevant Reporting Information

•	Volumes and financial results of the recently acquired territories in Guatemala and Uruguay were consolidated as of May 1, 2018 and as of July 1, 2018, respectively. Coca-Cola FEMSA de Venezuela was deconsolidated as of December 31, 2017.
•	On August 16, 2018, KOF announced the exercise of the put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. Therefore, the Philippines is now presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation. As a result, the Asia Division is no longer reported.
•	As of July 1, 2018, Argentina is reported as a hyperinflationary subsidiary.

Operational and Financial Highlights

•	Volumes increased in Brazil, Central America, Colombia, and Mexico; transactions outperformed volumes in Argentina and Brazil.
•	Revenues decreased 0.7%, as pricing aligned with or ahead of inflation in the Mexico & Central America division and in Argentina, combined with the consolidation of recent acquisitions were offset by unfavorable currency translation effects from the Brazilian Real, hyperinflationary accounting in Argentina and the deconsolidation of Venezuela.
•	Comparable revenues grew 6.5% for the quarter driven by growth in Brazil, Central America, Colombia, and Mexico.
•	Operating income grew 8.2%, while comparable operating income increased 5.5% for the quarter, driven mainly by lower sweetener costs, a favorable currency hedging position in South America, and operating expense efficiencies, partially offset by higher PET prices.

•	Operating cash flow declined 1.2%, while comparable operating cash flow grew 6.2%.

Results Summary

	Third Quarter			Year to Date
	As Reported (1)		Comparable (2)	As Reported (1)		Comparable (2)
Expressed in millions of Mexican pesos.	2018	D%	D%	2018	D%	D%
Total revenues	44,148	(0.7)%	6.5%	130,577	(4.7)%	5.2%
Gross profit	20,237	0.6%	5.8%	60,150	(2.1)%	5.4%
Operating income	5,777	8.2%	5.5%	17,103	1.6%	(0.4)%
Operating cash flow (3)	8,492	(1.2)%	6.2%	24,909	(5.2)%	3.8%
Net income attributable to equity holders of the company	3,266	3.6%		8,201	(19.9)%
Earnings per share - Continued operations	1.36			3.75
Earnings per share (4)	1.55			3.90

(1)	2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
(4)	Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares were 2,100.8 million

Message from the Chief Executive Officer

“Our third-quarter results reflect very encouraging positive trends in many of our markets. In Mexico, our revenue management platform’s analytics are enabling us to deliver solid top-line growth, backed by positive volume performance. In Central America, organic volumes are showing encouraging trends, coupled with the ongoing integration of very promising territories in Guatemala. Importantly, in South America, we continue to gain share in gradually recovering consumer environments as we offer affordability and focus relentlessly on point-of-sale execution: Colombia is gaining traction; Brazil continues to deliver top-and-bottom-line growth, while Argentina is better than ever prepared to face the challenging macro environment. Finally, this quarter, we welcome Uruguay as the newest territory to our diversified footprint. As we approach the end of the year, we look forward to continue capitalizing on our capabilities to capture the marketplace’s many opportunities, while obsessively focusing on serving our customers and consumers.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 3Q 2018	Page 17
October 25, 2018

Consolidated results for the third quarter

Comparable(1) figures:

Revenues: Comparable total revenues grew 6.5% in the third quarter of 2018 as compared to the same period of 2017, driven by average price per unit case growth aligned with or ahead of inflation in Mexico and Central America, coupled with volume growth in Brazil, Colombia, Central America, and Mexico.

Transactions: Comparable number of transactions increased 2.0%. Our sparkling beverage category grew 1.2%, driven by 3.1% growth in our colas portfolio, partially offset by a decline in flavors. Our positive performance in colas was driven by growth across all of our operations. Our still beverage category increased 3.6%, driven mainly by the positive performance of Brazil and Mexico, partially offset by declines in Central America and Colombia. Finally, our water category’s transactions increased by 7.4%, driven by growth in Brazil, Colombia, and Mexico, partially offset by a decline in Central America.

Volume: Comparable sales volume increased 2.5% in the third quarter of 2018 as compared to the same period in 2017. Additionally, excluding jug water, comparable sales volume increased 3.2%. Our sparkling beverage portfolio’s volume increased 2.5%, driven by growth in our colas portfolio, partially offset by a decline in our flavors portfolio. Our growth in colas was driven by the positive performance of all of our operations. Our still beverage category’s volume grew 3.6%, driven by Central America and Mexico. Our personal water portfolio’s volume grew 12.0% due to positive performance across most of our operations. Finally, our bulk water portfolio’s volume declined 3.1%, driven mainly by declines in Central America, Colombia, and Mexico, partially offset by growth in the rest of our operations.

Gross profit: Comparable gross profit grew 5.8%. Our volume growth, lower sweetener prices in most of our operations, and favorable currency hedging positions in South America were offset by higher PET prices across most of our operations, higher concentrate prices in Mexico, and the depreciation in the average exchange rate of the Brazilian Real as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income increased 5.5% for the third quarter of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 6.2% in the third quarter of 2018.

As reported figures:

According to IFRS 5, the Philippines is presented as a discontinued operation as of January 1, 2018 and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017.

Revenues: Total revenues decreased 0.7% to Ps. 44,148 million in the third quarter of 2018, driven mainly by the negative translation effect resulting from the depreciation of the Argentine Peso and the Brazilian Real as compared to the Mexican Peso, combined with a volume decline and hyperinflationary accounting in Argentina and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017. These factors were partially offset by volume growth in Brazil, Central America, Colombia, and Mexico, price increases aligned with or above inflation in Mexico and Argentina, and the consolidation of recently acquired territories in Guatemala and Uruguay.

Transactions: Reported total number of transactions increased 2.2% to 4,973.1 million in the third quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 2.2% to 839.2 million unit cases in the third quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 0.6% to Ps. 20,236.7 million, and gross margin expanded 60 basis points to 45.8%.

(Continued on next page)

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 18
October 25, 2018

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 85 million in the third quarter of 2018, compared to a loss of Ps. 6 million recorded in the third quarter of 2017. This is mainly due to a loss in our dairy joint venture in Panama, partially offset by gains in our joint ventures in Brazil.

Operating Income: Operating income increased 8.2% to Ps. 5,777.5 million, and operating margin expanded 110 basis points to 13.1% during the third quarter of 2018 as compared with the same period of 2017, which included Venezuela.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 95 million, compared to an expense of Ps. 597 million during the third quarter of 2017, which mainly resulted from the effects of negative currency fluctuations in Coca-Cola FEMSA de Venezuela.

Comprehensive financing result: Comprehensive financing result in the third quarter of 2018 recorded an expense of Ps. 1,322 million, compared to an expense of Ps. 341 million in the same period of 2017.

During the third quarter of 2018, we recorded an interest expense, net, of Ps. 1,558 million, compared to Ps. 1,929 million in the third quarter of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Colombia. However, these effects were partially offset by financing during the previous quarter of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay.

In addition, for the third quarter, we recorded a foreign exchange gain of Ps. 60 million as compared to a gain of Ps. 84 million in the same period of 2017.

Moreover, due to the reporting of our Argentina operation as a hyperinflationary subsidiary as of the third quarter of 2018, monetary position in inflationary subsidiaries recorded a gain of Ps. 117 million as compared to a gain of Ps. 1,301 million during the same period of 2017, which was generated by Venezuela.

Market value on financial instruments recorded a gain of Ps. 59 million as compared to a gain of Ps. 203 million in the third quarter of 2017.

Income tax: During the third quarter of 2018, reported income tax as a percentage of income before taxes was 31.4%, compared to 25.2% in the same period of 2017. The higher tax rate was driven mainly by the increase in the relative weight of Brazil’s profits in our consolidated results, coupled with the deconsolidation of Venezuela, which had deferred taxes in the third quarter of 2017.

Net income: Consolidated net controlling interest income increased 3.6% to Ps. 3,266.1 million in the third quarter 2018, as compared to the same period of the previous year, which included Venezuela; resulting in earnings per share (EPS) of Ps. 1.55 (Ps. 15.54 per ADS).

Earnings per share from continuing operations was Ps. 1.36 (Ps. 13.56 per ADS).

Operating cash flow: Operating cash flow decreased 1.2% to Ps. 8,491.6 million, and operating cash flow margin contracted 10 basis points to 19.2%.

Press Release 3Q 2018	Page 19
October 25, 2018

Consolidated Balance Sheet (1)

As of September 30, 2018, we had a cash balance of Ps. 18,475 million of which US$180 million is denominated in U.S. dollars. This amount excludes the Philippine’s cash position of Ps. 5,918 million now that the Philippines operation is classified as assets available for sale. Excluding the Philippine’s cash position in 2017, our cash balance increased Ps. 6,007 million compared to year-end 2017, mainly driven by cash flow generation. As of September 30, 2018, total short-term debt was Ps. 10,121 million and long-term debt was Ps. 79,840 million. Total debt increased by Ps. 6,601 million and net debt, excluding the Philippine’s cash position, increased by Ps. 594 million compared year-end 2017, due mainly to financing for the acquisition of our new territories in Guatemala and Uruguay.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 7.71%, a reduction as compared to the fourth quarter of 2017, due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	55.5%	15.0%
U.S. Dollars	1.3%	0.0%
Colombian Pesos	1.6%	100.0%
Brazilian Reals	40.1%	11.6%
Uruguayan Pesos	1.4%	0.0%
Argentine Pesos	0.2%	0.0%

Debt Maturity Profile

Maturity Date	2018	2019	2020	2021	2022	2023+
% of Total Debt	9.4%	14.7%	11.9%	13.2%	1.7%	49.1%

(1)	See page 15 for detailed information.
(2)	After giving effect to cross-currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	69,223	68,973	0.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.96	1.74
Operating cash flow/ Interest expense, net (1)	5.72	4.99
Capitalization (2)	42.6%	39.3%

(1)	Net debt = total debt - cash
(2)	Total debt / (long-term debt + shareholders' equity)
(3)	After giving effect to cross-currency swaps.

Press Release 3Q 2018	Page 20
October 25, 2018

Mexico & Central America Division

(Costa Rica, Guatemala, Mexico, Nicaragua, and Panama)

Comparable(1) figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 7.3% in the third quarter of 2018 as compared to the same period in 2017, driven by volume growth, coupled with pricing aligned with inflation, partially offset by a mix effect in Mexico and Central America.

Transactions: Comparable transactions in our Mexico and Central America division increased 1.7% in the third quarter of 2018. Our sparkling beverage portfolio’s transactions grew 0.6%, driven by a 1.2% increase in our colas portfolio. Our still beverage category’s transactions increased 5.6% in the division, driven by 8.4% growth in Mexico, partially offset by a decline in Central America. Our water transactions, including bulk water, increased 8.1%, driven by 9.5% growth in Mexico.

Volume: Total sales volume for the division increased 2.8% in the third quarter of 2018, compared to the same period of 2017. Additionally, excluding jug water, total sales volume increased 3.6%. Our sparkling beverage category’s volume increased 2.7%, driven by a 3.3% increase in our colas portfolio. Performance in colas for the division was driven by growth in both Mexico and Central America. Our still beverage category’s volume increased 10.6%, driven by 11.9% growth in Mexico and 3.6% growth in Central America. Our personal water portfolio’s volume increased 8.2%, driven by 9.5% growth in Mexico, partially offset by a 4.1% decline in Central America. Our bulk water portfolio’s volume declined 1.8% in the division due to a contraction in Mexico and Central America.

Gross profit: Comparable gross profit grew 6.6% in the third quarter of 2018 as compared to the same period in 2017. Our pricing initiatives and declining sweetener costs were offset by higher PET prices, higher concentrate costs in Mexico, and the depreciation of the average exchange rates of the Mexican Peso, the Guatemalan Quetzal, and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 3.9% in the third quarter of 2018 as compared to the same period in 2017, despite higher freight, marketing and maintenance expenses in Mexico; these factors were partially offset by a non-cash operating foreign exchange gain in Mexico.

Operating cash flow: Comparable operating cash flow increased 4.6% in the third quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 12.2% to Ps. 26,069 million in the third quarter of 2018 as compared to the same period of 2017, driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, volume growth in Central America and Mexico, and pricing aligned with inflation in Mexico, partially offset by a mix effect in Mexico and Central America.

Transactions: Reported total number of transactions increased 5.9% to 2,953.8 in the third quarter of 2018 as compared to the same period of 2017.

Volume: Reported total sales volume increased 5.5% to 534.1 million unit cases in the third quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit increased 11.2% to Ps. 12,566 million in the third quarter of 2018, and gross profit margin contracted 40 basis points to 48.2% during the period.

Operating income: Reported operating income increased 5.9% to Ps. 3,750 million in the third quarter of 2018, and operating income margin contracted 80 basis points to 14.4% during the period.

Operating cash flow: Reported operating cash flow increased 7.7% to Ps. 5,402 million in the third quarter of 2018, resulting in a margin contraction of 90 basis points to 20.7%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 21
October 25, 2018

South America Division

(Argentina, Brazil, Colombia and Uruguay)

Comparable(1) figures:

Revenues: Comparable total revenues increased 5.1%, driven by volume growth in Brazil and Colombia, partially offset by unfavorable price mix effects.

Transactions: Comparable transactions in the division increased 2.5% during the third quarter of 2018. Our sparkling beverage portfolio’s transactions increased 2.3%, driven by 6.5% growth in colas, partially offset by a decline in our flavors portfolio. Our positive performance in colas was driven by growth in both Brazil and Colombia. Our still beverage category’s transactions remained flat. Our water transactions, including bulk water, increased 6.7%.

Volume: Comparable total sales volume in South America increased 1.8% during the third quarter of 2018 as compared to the same period of 2017. Excluding the bulk water category, total sales volume increased 2.3%. Our sparkling beverage category’s volume increased 2.5%, driven by 6.8% growth in colas, partially offset by a decline in flavors. Colas’ positive performance was driven by growth in Brazil and Colombia. Our still beverage category’s volume decreased 11.5%, driven by declines in Brazil and Colombia. Our personal water category’s volume increased 18.5%, driven by growth in Brazil and Colombia. Our bulk water business’s volume decreased 18.5%, driven by Colombia.

Gross profit: Comparable gross profit increased 4.4% as a result of lower sweetener prices, a favorable currency hedging position in the division, and the appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw material costs. These factors were partially offset by higher PET prices in the division, an unfavorable raw material hedging position in Brazil, and the depreciation of the average exchange rate of the Brazilian Real as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 8.7% as compared to the same period in 2017, driven by operating expense efficiencies in Brazil and Colombia.

Operating cash flow: Comparable operating cash flow increased 9.6% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 14.8% to Ps. 18,079.2 million in the third quarter of 2018, driven mainly by an unfavorable currency translation effect resulting from the depreciation of the Brazilian Real as compared to the Mexican Peso, the reporting of Argentina as a hyperinflationary subsidiary, and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017. These factors were partially offset by volume growth in Brazil and Colombia, coupled with the consolidation of the recently acquired territory in Uruguay as of July 1, 2018.

Transactions: Reported total number of transactions decreased 2.7% to 2,019.3 million in the third quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 3.2% to 305.1 million unit cases in the third quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 12.9% to Ps. 7,671.2 million in the third quarter of 2018, and gross profit margin expanded 90 basis points to 42.4%.

Operating income: Reported operating income grew 12.6% to Ps. 2,028.0 million in the third quarter of 2018, resulting in a margin expansion of 270 basis points to 11.2%.

Operating cash flow: Reported operating cash flow decreased 13.7% to Ps. 3,089.5 million in the third quarter of 2018, resulting in a margin expansion of 20 basis points to 17.1%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 22
October 25, 2018

YTD Consolidated Results

Comparable(1) figures:

Revenues: Comparable total revenues grew 5.2% in the first nine months of 2018 as compared to the same period of 2017, driven by average price per unit case growth aligned with inflation in Mexico, coupled with volume growth in Brazil, Colombia, Central America, and Mexico.

Transactions: Comparable number of transactions increased 1.4%. Our sparkling beverage category remained flat, driven by 1.9% growth in our colas portfolio offset by a decline in flavors. Our positive performance in colas was driven by growth in Brazil, Central America, and Colombia. Our still beverage category increased 1.6%, driven mainly by the positive performance of Brazil and Mexico. Finally, our water category’s transactions increased by 4.2%, driven by growth across most of our operations, partially offset by a decline in Central America.

Volume: Comparable sales volume increased 1.4% in the first nine months of 2018 as compared to the same period in 2017. Additionally, excluding jug water volume, comparable sales volume increased 2.2%. Our sparkling beverage portfolio’s volume increased 1.3%, driven mainly by 3.4% growth in our colas portfolio across all of our operations, partially offset by a decline in our flavors portfolio. Our still beverage category’s volume increased 3.9%, driven by volume growth in Brazil, Central America, and Mexico, which offset negative performance in Colombia. Our personal water portfolio’s volume grew 12.8% due to the positive performance of most of our operations. Finally, our bulk water portfolio’s volume decreased 5.3%, driven by declines in Colombia and Mexico.

Gross profit: Comparable gross profit grew 5.4%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were partially offset by higher PET costs across most of our operations, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of the Argentine Peso and the Brazilian Real as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income remained flat for the first nine months of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 3.8% in the first nine months of 2018.

As reported figures:

Revenues: Reported total revenues decreased 4.7% to Ps. 130,577 million in the first nine months of 2018, driven by the consolidation of recently acquired territories in Guatemala and Uruguay, volume growth in Brazil, Central America, Colombia, and Mexico, and price increases aligned with or above inflation in Argentina and Mexico. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso and the Brazilian Real as compared to the Mexican Peso, the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017, and the reporting of Argentina as a hyperinflationary subsidiary as of July 1, 2018.

Transactions: Reported total number of transactions increased 0.5% to 14,539.0 million in the first nine months of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume remained flat at 2,450.1 million unit cases for the first nine months of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 2.1% to Ps. 60,150 million, and gross margin expanded 130 basis points to 46.1%.

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 201 million in the first nine months of 2018, compared to a gain of Ps. 5 million recorded in the first nine months of 2017. This is due mainly to a loss in our dairy joint venture in Panama, partially offset by gains in our joint ventures in Brazil and in our Jugos del Valle joint venture in Mexico

(Continued on next page)

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 23
October 25, 2018

Operating Income: Operating income increased 1.6% to Ps. 17,103.5 million, and operating margin expanded 80 basis points to 13.1% during the first nine months of 2018 as compared with the same period of 2017, which included Venezuela.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 216 million, compared to an expense of Ps. 707 million during the first nine months of 2017, due mainly to the effect of negative currency fluctuations in Venezuela during the first nine months of 2017.

Comprehensive financing result: Comprehensive financing result in the first nine months of 2018 recorded an expense of Ps. 4,837 million, compared to an expense of Ps. 3,271 million in the same period of 2017.

During the first nine months of 2018, we recorded an interest expense, net, of Ps. 5,461 million, compared to Ps. 6,840 million in the same period of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these factors were partially offset by: (i) an interest rate increase in Mexico; (ii) financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (iii) an interest rate increase resulting from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt as part of our strategy to eliminate our U.S. dollar net debt exposure.

In addition, for the first nine months of 2018, we recorded a foreign exchange gain of Ps. 51 million as compared to a gain of Ps. 268 million in 2017, which resulted from the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Due to the deconsolidation of Coca-Cola FEMSA de Venezuela, no monetary position in hyperinflationary subsidiaries was recorded in the first six months of 2018. Nevertheless, with the reporting of Argentina as of July 1, 2018, a gain of Ps. 117 million was recorded in monetary position in hyperinflationary subsidiaries, compared to a gain of Ps. 2,163 million related to Venezuela for the first nine months of 2017.

Market value on financial instruments recorded a loss of Ps. 246 million, compared to a gain of Ps. 556 million in the first nine months of 2017, due to the decrease in long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps, during the period.

Income tax: During the first nine months of 2018, reported income tax as a percentage of income before taxes was 31.2%, compared to 20.7% in the same period of 2017. The lower tax rate in the first nine months of 2017 was driven mainly by deferred taxes in Venezuela.

Net income: Consolidated net controlling interest income decreased 19.9% to Ps. 8,201.0 million in the first nine months of 2018, resulting in earnings per share (EPS) of Ps. 3.90 (Ps. 39.04 per ADS), driven mainly by a non-cash gain on monetary position in inflationary subsidiaries generated by Venezuela during the comparable period of 2017.

Operating cash flow: Operating cash flow decreased 5.2% to Ps. 24,909.3 million, and operating cash flow margin contracted 10 basis points to 19.1%.

Result from discontinued operations

On August 16, 2018, KOF announced the exercise of the put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. Therefore, the Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

During the first nine months of 2018, the result of discontinued operations reached Ps. 576 million as compared to Ps. 700 million in the same period of the previous year. This decrease was driven mainly by an increase in the cost of goods related to (i) the implementation of the excise tax, (ii) sugar scarcity, and (iii) higher PET prices; partially offset by operational efficiencies.

Press Release 3Q 2018	Page 24
October 25, 2018

Recent Developments

•	On August 16, 2018, Coca-Cola FEMSA announced that it has notified The Coca-Cola Company, the exercise of KOF’s put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc.

•	On October 1, 2018, Coca-Cola FEMSA remained the only Latin American beverage company included in the Dow Jones Sustainability Emerging Markets Index for the sixth consecutive year. It was also included in the Dow Jones Sustainability MILA Pacific Alliance Index for the second consecutive year.

•	On November 1, 2018, Coca-Cola FEMSA will pay the second installment of the 2017 dividend in the amount of Ps. 1.67 per share.

Comparability

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures: acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Venezuela’s results from 2017 and Argentina’s results from 2018 and 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Conference Call Information

Our third quarter 2018 conference call will be held on October 25, 2018, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-289-0438 or International: +1 323-794-2423. Participant code: 7189300. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 3Q 2018	Page 25
October 25, 2018

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 396 million consumers daily. With over 100 thousand employees, the Company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 67 manufacturing plants and 344 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Guatemala, Colombia, Brazil, and Argentina, and, nationwide, in Nicaragua, Costa Rica, Panama, Uruguay, Venezuela and the Philippines. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx
•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Maria Fernanda Garcia | maria.garciacr@kof.com.mx

(8 pages of tables to follow)

Press Release 3Q 2018	Page 26
October 25, 2018

Quarter - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	3Q 18	% Rev	3Q 17 Re-presented(2)	% Rev	Δ % Reported	Δ % Comparable (9)
Transactions (million transactions)	4,973.1		4,866.0		2.2%	2.0%
Volume (million unit cases) (3)	839.2		821.4		2.2%	2.5%
Average price per unit case (3)	48.95		50.63		-3.3%
Net revenues	44,012		44,353		-0.8%
Other operating revenues	136		112		22.0%
Total revenues (4)	44,148	100.0%	44,464	100.0%	-0.7%	6.5%
Cost of goods sold	23,911	54.2%	24,358	54.8%	-1.8%
Gross profit	20,237	45.8%	20,107	45.2%	0.6%	5.8%
Operating expenses	14,256	32.3%	14,535	32.7%	-1.9%
Other operating expenses, net	118	0.3%	224	0.5%	-47.1%
Operating equity method (gain) loss in associates(5)	85	0.2%	6	0.0%	NA
Operating income (6)	5,777	13.1%	5,341	12.0%	8.2%	5.5%
Other non operating expenses, net	95		597		-84.0%
Non Operating equity method (gain) loss in associates(7)	(34)		(40)		-14.6%
Interest expense	1,834		2,182		-16.0%
Interest income	276		253		9.2%
Interest expense, net	1,558		1,929		-19.3%
Foreign exchange loss (gain)	(60)		(84)		-28.2%
Loss (gain) on monetary position in inflationary subsidiaries	(117)		(1,301)		NA
Market value (gain) loss on financial instruments	(59)		(203)		-71.0%
Comprehensive financing result	1,322		341		287.9%
Income before taxes	4,394		4,443		-1.1%
Income taxes	1,382		1,119		23.4%
Result from discontinued operations	410		15		2660.1%
Consolidated net income	3,422		3,339		2.5%
Net income attributable to equity holders of the company	3,266	7.4%	3,152	7.1%	3.6%
Non-controlling interest	156	0.4%	186	0.4%	-16.4%
Operating income (6)	5,777	13.1%	5,341	12.0%	8.2%
Depreciation	2,190		2,322		-5.7%
Amortization and other operating non-cash charges	524		932		-43.8%
Operating cash flow (6)(8)	8,492	19.2%	8,596	19.3%	-1.2%	6.2%

CAPEX	3,103		2,923

(1) Except volume and average price per unit case figures.

(2) 2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(3) Sales volume and average price per unit case exclude beer results.

(4) Please refer to page 16 for revenue breakdown.

(5) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(8) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(9) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 27
October 25, 2018

YTD - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	YTD 2018	% Rev	YTD 2017 Re-presented(2)	% Rev	Δ % Reported	Δ % Comparable (9)
Transactions (million transactions)	14,539.0		14,472.8		0.5%	1.4%
Volume (million unit cases) (3)	2,450.1		2,444.9		0.2%	1.4%
Average price per unit case (3)	49.34		52.39		-5.8%
Net revenues	130,252		136,775		-4.8%
Other operating revenues	325		266		22.1%
Total revenues (4)	130,577	100.0%	137,041	100.0%	-4.7%	5.2%
Cost of goods sold	70,427	53.9%	75,592	55.2%	-6.8%
Gross profit	60,150	46.1%	61,449	44.8%	-2.1%	5.4%
Operating expenses	42,225	32.3%	44,695	32.6%	-5.5%
Other operating expenses, net	621	0.5%	(71)	-0.1%	NA
Operating equity method (gain) loss in associates(5)	201	0.2%	(5)	-0.0%	NA
Operating income (6)	17,103	13.1%	16,830	12.3%	1.6%	-0.4%
Other non operating expenses, net	216		707		-69.5%
Non Operating equity method (gain) loss in associates(7)	(40)		(66)		-38.9%
Interest expense	5,461		6,840		-20.2%
Interest income	702		583		20.4%
Interest expense, net	4,759		6,258		-24.0%
Foreign exchange loss (gain)	(51)		(268)		-80.8%
Loss (gain) on monetary position in inflationary subsidiaries	(117)		(2,163)		-94.6%
Market value (gain) loss on financial instruments	246		(556)		NA
Comprehensive financing result	4,837		3,271		47.9%
Income before taxes	12,091		12,918		-6.4%
Income taxes	3,773		2,671		41.2%
Result from discontinued operations	576		700		-17.7%
Consolidated net income	8,894		10,947		-18.8%
Net income attributable to equity holders of the company	8,201	6.3%	10,233	7.5%	-19.9%
Non-controlling interest	693	0.5%	714	0.5%	-3.0%
Operating income (6)	17,103	13.1%	16,830	12.3%	1.6%
Depreciation	6,178		6,647		-7.0%
Amortization and other operating non-cash charges	1,627		2,795		-41.8%
Operating cash flow (6)(8)	24,909	19.1%	26,272	19.2%	-5.2%	3.8%

CAPEX	7,120		8,485

(1) Except volume and average price per unit case figures.

(2) 2017 financial information is re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(3) Sales volume and average price per unit case exclude beer results.

(4) Please refer to page 17 for revenue breakdown.

(5) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(8) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(9) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 28
October 25, 2018

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

Quarterly information
	3Q 18	% Rev	3Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,953.8		2,789.9		5.9%	1.7%
Volume (million unit cases)	534.1		506.1		5.5%	2.8%
Average price per unit case	48.78		45.89		6.3%
Net revenues	26,056		23,223
Other operating revenues	13		15
Total revenues (2)	26,069	100.0%	23,239	100.0%	12.2%	7.3%
Cost of goods sold	13,503	51.8%	11,942	51.4%
Gross profit	12,566	48.2%	11,297	48.6%	11.2%	6.6%
Operating expenses	8,748	33.6%	7,652	32.9%
Other operating expenses, net	(31)	-0.1%	57	0.2%
Operating equity method (gain) loss in associates (3)	99	0.4%	48	0.2%
Operating income (4)	3,750	14.4%	3,540	15.2%	5.9%	3.9%
Depreciation, amortization & other operating non-cash charges	1,653	6.3%	1,475	6.3%
Operating cash flow (4)(5)	5,402	20.7%	5,015	21.6%	7.7%	4.6%

Accumulated information
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	8,700.0		8,467.8		2.7%	0.4%
Volume (million unit cases)	1,561.2		1,522.8		2.5%	1.0%
Average price per unit case	47.85		45.45		5.3%
Net revenues	74,708		69,218
Other operating revenues	30		41
Total revenues (2)	74,738	100.0%	69,259	100.0%	7.9%	5.6%
Cost of goods sold	38,808	51.9%	35,375	51.1%
Gross profit	35,930	48.1%	33,883	48.9%	6.0%	3.8%
Operating expenses	25,334	33.9%	23,051	33.3%
Other operating expenses, net	141	0.2%	(36)	-0.1%
Operating equity method (gain) loss in associates (3)	243	0.3%	94	0.1%
Operating income (4)	10,212	13.7%	10,774	15.6%	-5.2%	-6.5%
Depreciation, amortization & other operating non-cash charges	4,900	6.6%	4,117	5.9%
Operating cash flow (4)(5)	15,112	20.2%	14,890	21.5%	1.5%	-0.2%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 16 and 17 for revenue breakdown.

(3) Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.

(4) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 29
October 25, 2018

South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information
	3Q 18	% Rev	3Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,019.3		2,016.7		-2.7%	2.5%
Volume (million unit cases) (2)	305.1		316.1		-3.2%	1.8%
Average price per unit case (2)	49.25		58.24		-15.4%
Net revenues	17,955		21,129
Other operating revenues	124		96
Total revenues (3)	18,079	100.0%	21,226	100.0%	-14.8%	5.1%
Cost of goods sold	10,408	57.6%	12,416	58.5%
Gross profit	7,671	42.4%	8,810	41.5%	-12.9%	4.4%
Operating expenses	5,507	30.5%	6,883	32.4%
Other operating expenses, net	150	0.8%	167	0.8%
Operating equity method (gain) loss in associates (4)	(14)	-0.1%	(42)	-0.2%
Operating income (5)	2,028	11.2%	1,801	8.5%	12.6%	8.7%
Depreciation, amortization & other operating non-cash charges	1,062	5.9%	1,779	8.4%
Operating cash flow (5)(6)	3,090	17.1%	3,580	16.9%	-13.7%	9.6%

Accumulated information
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	5,838.9		6,005.0		-2.8%	2.9%
Volume (million unit cases) (2)	888.9		922.1		-3.6%	2.2%
Average price per unit case (2)	51.96		63.84		-18.6%
Net revenues	55,544		67,557
Other operating revenues	295		226
Total revenues (3)	55,839	100.0%	67,783	100.0%	-17.6%	4.7%
Cost of goods sold	31,619	56.6%	40,217	59.3%
Gross profit	24,220	43.4%	27,566	40.7%	-12.1%	8.3%
Operating expenses	16,891	30.3%	21,644	31.9%
Other operating expenses, net	480	0.9%	(35)	-0.1%
Operating equity method (gain) loss in associates (4)	(42)	-0.1%	(99)	-0.1%
Operating income (5)	6,891	12.3%	6,057	8.9%	13.8%	11.7%
Depreciation, amortization & other operating non-cash charges	2,906	5.2%	5,325	7.9%
Operating cash flow (5)(6)	9,797	17.5%	11,382	16.8%	-13.9%	11.4%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Please refer to pages 16 and 17 for revenue breakdown.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 3Q 2018	Page 30
October 25, 2018

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

	Sep-18(1)		Dec-17(2)
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	18,475	Ps.	18,767
Total accounts receivable		12,605		17,576
Inventories		10,299		11,364
Assets available for sale		28,571		-
Other current assets		8,936		7,950
Total current assets		78,886		55,657
Property, plant and equipment
Property, plant and equipment		100,436		121,968
Accumulated depreciation		(42,106)		(46,141)
Total property, plant and equipment, net		58,330		75,827
Investment in shares		10,841		12,540
Intangibles assets and other assets		113,513		124,243
Other non-current assets		17,234		17,410
Total Assets	Ps.	278,804	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	10,121	Ps.	12,171
Liabilities available for sale		8,515		-
Suppliers		15,609		19,956
Other current liabilities		17,764		23,467
Total current liabilities		52,009		55,595
Long-term bank loans and notes payable		79,840		71,189
Other long-term liabilities		15,835		18,184
Total liabilities		147,685		144,968
Equity
Non-controlling interest		15,929		18,141
Total controlling interest		115,190		122,568
Total equity		131,119		140,709
Total Liabilities and Equity	Ps.	278,804	Ps.	285,677

(1) The Philippines is classified as available-for-sale.

(2) Information for 2017 is presented as reported.

Press Release 3Q 2018	Page 31
October 25, 2018

Quarter - Volume, Transactions & Revenues

For the three months ended on September 30, 2018 and 2017

Volume
Expressed in million unit cases	3Q 2018					3Q 2017 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	349.1	25.9	72.0	30.6	477.6	340.0	23.6	73.3	27.4	464.3	2.9%
Central America	48.5	2.7	0.1	5.2	56.6	34.4	2.5	0.1	4.9	41.9	35.2%
Mexico and Central America	397.6	28.6	72.1	35.8	534.1	374.4	26.1	73.4	32.2	506.1	5.5%
Colombia	53.3	8.0	3.7	4.4	69.5	51.2	6.0	5.0	5.7	67.9	2.3%
Venezuela	-	-	-	-	-	16.2	1.8	0.2	0.6	18.8	-
Brazil	164.3	10.2	1.6	8.8	184.9	161.8	9.4	1.5	9.2	181.9	1.6%
Argentina	34.1	3.9	0.9	2.5	41.4	37.6	4.6	0.9	3.5	46.6	-11.3%
Uruguay	8.7	0.6	0.0	0.0	9.4	-	-	-	-	-	-
South America	260.4	22.7	6.2	15.8	305.1	266.8	21.8	7.6	19.1	315.3	-3.2%
Total	658.0	51.3	78.3	51.6	839.2	641.2	47.9	81.0	51.3	821.4	2.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million of transactions	3Q 2018				3Q 2017(3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	D%
Mexico	2,042.4	192.6	242.2	2,477.2	2,027.5	175.9	223.3	2,426.7	2.1%
Central America	396.8	17.5	62.3	476.6	286.1	14.8	62.3	363.1	31.3%
Mexico and Central America	2,439.2	210.1	304.5	2,953.8	2,313.5	190.7	285.6	2,789.9	5.9%
Colombia	384.9	95.3	46.8	526.9	388.1	91.6	55.5	535.2	-1.5%
Venezuela	-	-	-	-	105.7	17.3	6.3	129.3	-
Brazil	1,019.2	89.5	114.6	1,223.4	984.6	81.7	106.0	1,172.2	4.4%
Argentina	180.6	21.9	18.8	221.4	191.9	24.3	23.3	239.4	-7.6%
Uruguay	44.3	2.7	0.6	47.6	-	-	-	-	-
South America	1,629.0	209.5	180.8	2,019.3	1,670.2	214.8	191.1	2,076.1	-2.7%
Total	4,068.3	419.6	485.3	4,973.1	3,983.7	405.5	476.7	4,866.0	2.2%

Revenues
Expressed in million Mexican Pesos	3Q 2018	3Q 2017(3)	D%

Mexico	21,909	20,332	7.8%
Central America	4,160	2,907	43.1%
Mexico and Central America	26,069	23,239	12.2%
Colombia	3,697	3,415	8.2%
Venezuela	-	1,770	-
Brazil (4)	11,924	13,190	-9.6%
Argentina	1,671	2,851	-41.4%
Uruguay	788	-	-
South America	18,079	21,226	-14.8%
Total	44,148	44,464	-0.7%

(3) Volume, transactions and revenues for 3Q 2017 are re-presented without including the Philippines, as this operation is reported as discontinued.

(4) Brazil includes beer revenues of Ps. 2,929 million for the third quarter of 2018 and Ps. 2,768 million for the same period of the previous year.

Press Release 3Q 2018	Page 32
October 25, 2018

YTD - Volume, Transactions & Revenues

For the nine months ended on September 30, 2018 and 2017

Volume
Expressed in million unit cases	YTD 2018					YTD 2017(3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	1,020.1	80.1	214.8	91.2	1,406.2	1,012.6	75.7	223.7	84.9	1,397.0	0.7%
Central America	130.7	8.3	0.5	15.5	155.0	103.3	7.6	0.4	14.5	125.9	23.1%
Mexico and Central America	1,150.8	88.4	215.3	106.7	1,561.2	1,115.9	83.3	224.2	99.4	1,522.8	2.5%
Colombia	151.0	24.7	9.6	12.7	197.9	145.2	16.9	14.2	17.4	193.7	2.2%
Venezuela	-	-	-	-	-	38.3	4.4	0.3	1.7	44.7	-
Brazil	483.6	32.3	5.2	29.3	550.5	479.6	28.2	4.6	26.0	538.4	2.3%
Argentina	105.9	12.8	3.4	9.0	131.1	116.8	15.0	2.4	11.1	145.3	-9.8%
Uruguay	8.7	0.6	0.0	0.0	9.4	-	-	-	-	-	-
South America	749.2	70.4	18.2	51.1	888.9	780.0	64.5	21.5	56.1	922.1	-3.6%
Total	1,900.0	158.8	233.5	157.8	2,450.1	1,895.9	147.8	245.7	155.5	2,444.9	0.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions	YTD 2018				YTD 2017(3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	D%
Mexico	6,083.7	586.7	733.7	7,404.1	6,119.3	560.8	697.2	7,377.2	0.4%
Central America	1,056.2	50.2	189.4	1,295.9	856.7	46.1	187.7	1,090.5	18.8%
Mexico and Central America	7,139.9	636.9	923.2	8,700.0	6,976.0	606.9	884.9	8,467.8	2.7%
Colombia	1,107.2	262.9	137.1	1,507.3	1,109.6	231.3	171.8	1,512.7	-0.4%
Venezuela	-	-	-	-	261.3	41.9	14.9	318.1	-
Brazil	2,979.5	280.1	338.0	3,597.6	2,903.3	249.2	294.2	3,446.7	4.4%
Argentina	554.5	69.9	62.1	686.5	579.0	76.1	72.4	727.5	-5.6%
Uruguay	44.3	2.7	0.6	47.6	-	-	-	-	-
South America	4,685.6	615.7	537.7	5,838.9	4,853.1	598.6	553.3	6,005.0	-2.8%
Total	11,825.5	1,252.6	1,460.9	14,538.97	11,829.1	1,205.5	1,438.2	14,472.80	0.5%

Revenues
Expressed in million Mexican Pesos	YTD 2018	YTD 2017(3)	D%

Mexico	63,430	59,806	6.1%
Central America	11,308	9,453	19.6%
Mexico and Central America	74,738	69,259	7.9%
Colombia	10,790	10,514	2.6%
Venezuela	-	6,189	-
Brazil (4)	39,090	41,500	-5.8%
Argentina	5,172	9,579	-46.0%
Uruguay	788	-	-
South America	55,839	67,783	-17.6%
Total	130,577	137,041	-4.7%

 (3) Volume, transactions and revenues for YTD 2017 are re-presented without including the Philippines, as this operation is reported as discontinued.

(4) Brazil includes beer revenues of Ps. 9,358 million for the first nine months of 2018 and Ps. 8,695 million for the same period of the previous year.

Press Release 3Q 2018	Page 33
October 25, 2018

Macroeconomic Information

Third quarter 2018

Inflation(1)

	LTM	3Q 18	YTD
Mexico	5.33%	2.27%	2.85%
Guatemala	4.13%	1.35%	1.98%
Nicaragua	4.73%	-0.60%	1.42%
Costa Rica	2.40%	0.43%	0.72%
Panama	0.86%	0.28%	1.05%
Colombia	3.08%	0.01%	2.58%
Brazil	3.90%	1.01%	2.76%
Argentina	37.63%	13.09%	29.12%
Uruguay	8.45%	2.13%	7.92%

(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	3Q 18	3Q 17	Δ %	YTD 18	YTD 17	Δ %
Mexico	18.98	17.82	6.5%	19.04	18.94	0.5%
Guatemala	7.55	7.29	3.5%	7.45	7.36	1.3%
Nicaragua	31.74	30.23	5.0%	31.36	29.87	5.0%
Costa Rica	574.59	577.25	-0.5%	571.86	572.43	-0.1%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,960.28	2,976.12	-0.5%	2,886.98	2,938.94	-1.8%
Brazil	3.96	3.16	25.1%	3.60	3.17	13.5%
Argentina	32.09	17.28	85.7%	25.11	16.23	54.7%
Uruguay	31.78	28.72	10.6%	30.10	28.49	5.7%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Quarter Exchange Rate (local currency per USD)
	Sep 2018	Sep 2017	Δ %	Jun 2018	Jun 2017	Δ %
Mexico	18.81	18.20	3.4%	19.86	17.90	11.0%
Guatemala	7.70	7.34	4.9%	7.49	7.34	2.2%
Nicaragua	31.94	30.41	5.0%	31.55	30.04	5.0%
Costa Rica	585.80	574.13	2.0%	570.08	579.87	-1.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,972.18	2,936.67	1.2%	2,930.80	3,038.26	-3.5%
Brazil	4.00	3.17	26.4%	3.86	3.31	16.6%
Argentina	41.25	17.31	138.3%	28.85	16.63	73.5%
Uruguay	33.21	28.95	14.7%	31.47	28.48	10.5%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Press Release 3Q 2018	Page 34
October 25, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: October 26, 2018